October 31, 2008

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.
Schedule 14A
Filed September 26, 2008
File No. 0-31643

Dear Mr. Schwall:

On behalf of our client, TransAtlantic Petroleum Corp. (the “Company”), we submit the following responses to the letter dated October 24, 2008 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 26, 2008 (the “Proxy Statement”). For your convenience, we have restated the Staff’s comments below, together with the Company’s response to each respective comment. For your convenience, we are also sending to each of John Madison and Timothy Levenberg, Special Counsel, a copy of this letter. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, the Company. We respectfully request that the Staff provide any further comments at its earliest convenience.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please revise your proxy statement to unbundle each proposal that is intended to be acted upon. Currently, the acquisition of Longe Energy Limited and the issuance of securities in your private placement are shown as one proposal. See Rule 14a-4(a)(3) and (b)(1). Also ensure that you provide all the disclosure that Note A to Schedule 14A requires. For example, provide the disclosure Item 11 of Schedule 14A requires concerning the common stock to be issued in the transaction.

Response:

We have revised the Proxy Statement to present the acquisition of Longe Energy Limited (the “Acquisition”) and the contemporaneous private placement of common shares (the “Private Placement”) as separate proposals.

2.	To help facilitate an understanding of the various parties’ affiliations and the structure of the proposed transactions, please include diagrams to show the various parties and the ownership structure and percentages before and after.

Response:

We have revised the Proxy Statement to include diagrams illustrating the ownership of the Company and Longe Energy Limited before and after the consummation of the Acquisition and the Private Placement by all participants in the transactions that are current directors, executive officers or beneficial owners of more than five percent of the Company’s common shares.

3.	Include the disclosure required by Item 6(e) of Schedule 14A. We note the change of control discussed in your Form 8-K filed June 5, 2008.

Response:

As noted in response to comment #4 below, the disclosure set forth in Item 5.01 of the Form 8-K filed June 5, 2008 (the “Form 8-K”) has been removed by an amendment to the Form 8-K, as the percentage of beneficial ownership of Riata Management, LLC was incorrectly stated therein. The percentage of beneficial ownership of Mr. Mitchell is correctly stated in the Proxy Statement. Because Mr. Mitchell only has beneficial ownership of 28.4% of the common shares, we do not believe that a change of control of the Company has occurred since the beginning of the Company’s last fiscal year. As a result, we do not believe that the disclosure required by Item 6(e) of Schedule 14A is required in the Proxy Statement.

4.	Also revise the proxy statement to clarify why, despite the disclosure at page 2 of the Form 8-K that Riata and its affiliates own 44.7% of the common stock and that Mr. Mitchell is the “head of Riata,” the proxy statement states at page 11 and elsewhere that he beneficially owns only 28.4% of the common stock as of September 23.

Response:

We have filed an amendment to the Form 8-K removing the Item 5.01 disclosure from the Form 8-K, as the percentage of beneficial ownership of Riata Management, LLC was incorrectly stated therein. The percentage of beneficial ownership of Mr. Mitchell is correctly stated in the Proxy Statement.

5.	Provide the disclosure required by Item 14(c) of Schedule 14A with regard to the registrant. See Item 14 of Form S-4.

Response:

Pursuant to Instruction 3 to Item 14 of Schedule 14A, the disclosure about the acquiring company required by Item 14(c)(1) is not required if (i) the consideration offered to security holders consists wholly of securities exempt from registration under the Securities Act of 1933, (ii) only security holders of the acquiring company are voting and (iii) the information is not material to an investment decision. We believe the Acquisition and Private Placement meet these three requirements and that the disclosure regarding the Company required by Item 14(c)(1) is not required in the Proxy Statement. First, the common shares being issued by the Company will be issued in a transaction that is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Second, only the stockholders of the Company, which is the acquiring company, will be voting on the Acquisition and the Private Placement. Finally, the information regarding the Company is not material to a voting decision by the Company’s stockholders because they will not be receiving any securities of the Company in the Acquisition or the Private Placement.

6.	Confirm to us that you do not believe that the U.S. federal income tax consequences of the acquisition will be material, or describe any such material consequences in your filing.

Response:

The Company has added disclosure on U.S. federal income tax considerations to the Proxy Statement.

Important Notes, page 3

7.	You suggest that “Shareholders should rely only on the information contained in this Information Circular,” but you suggest otherwise at pages 7 and 13. Please revise to provide consistent disclosure in that regard.

Response:

We have revised the Proxy Statement to eliminate the disclosure on pages 7 and 13 that imply that stockholders should refer to information that is not included in the Proxy Statement.

Glossary of Terms, page 4

8.	Here or at the first place you reference MI-61-101, explain further the reference. For example, make clear when and why the measure was enacted by the Canadian Securities Administrators.

Response:

We have revised the Proxy Statement on page 4 to further explain the reference to MI 61-101.

Description of the Longe Acquisition, page 8

9.	Here or later in your document, identify those individuals who negotiated with Longfellow on behalf of the registrant, and state precisely when you entered into the referenced Purchase Agreement.

Response:

We have revised the Proxy Statement on page 37 to identify the individual who negotiated with Longfellow on behalf of the Company and on pages 8, 25 and 37 to state when the Company entered into the purchase agreement.

Independent Fairness Opinion and Valuation, page 40

10.	Clarify whether you determined the amount of consideration to be paid or whether the advisor recommended the amount. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(5) of Regulation M-A.

Response:

We have revised the Proxy Statement on page 42 to clarify that the amount of consideration to be paid was suggested by Longe Energy Limited in its proposal to the Company and that the Company agreed to that amount of consideration.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Garrett A. DeVries
Garrett A. DeVries
Direct Phone Number: 214-651-5614
Direct Fax Number: 214-200-0428
Garrett.devries@haynesboone.com

cc:	John Madison
Timothy Levenberg
Jeff Mecom
Hilda Kouvelis

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